EXHIBIT 2.1

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), effective date as of July 26, 2007 (“Effective Date”), by and between MEDIS EL LTD., a company incorporated in Israel (company no. 1213001), with offices at 2 Yodfat St. Global Park, Lod 71291, Israel (“Transferor”), and CELL KINETICS LTD., a company incorporated in Israel (company no. 1213017), with offices at 2 Yodfat St. Global Park, Lod 71291, Israel (“Transferee”).

W I T N E S S E T H:

WHEREAS, Transferee is a company wholly owned by Transferor; and

WHEREAS, upon review of the corporate structure of the entities affiliated with the Transferor, the boards of directors of the Transferor and the Transferee has each determined that it is in the best interests of each of Transferor and Transferee, and their shareholders, to have the Transferor’s business related to the development, manufacture, marketing and sale of the cell scanning system known as the CellScan transferred to the Transferee with effect as of July 26, 2007.

NOW, THEREFORE, the Transferor and the Transferee agree as follows:

1.	DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

1.1.    “Assets” means all of the assets set forth in Exhibit  1.1.

1.2.    “Business” means the business of the Transferor’s cell scanning system, known as the CellScan, and its cell carrier device technology.

1.3.    “Business Information” means copies of all books, records, files and documentation of the Transferor in any media prepared, used or held for use by any Person with respect to the Business.

1.4.    “Cell Carrier” means a patented device as (a list of the patents is set forth in Exhibit 1.1A), considered the core of the CellScan Technology comprised of an array (grid) of 100 × 100 micro-wells.  Each well can hold one living cell enabling the device to hold up to 10,000 individual living cells when fully loaded and further allow cell manipulations and monitoring for a long period of time.

1.5.    “CellScan Technology” means the technology underlying a laser based static cytometer, developed by Transferor, that allows for repeated and continuous monitoring of fluorescence intensity and polarization emitted from cells arranged on a dedicated Cell Carrier. This system enables measurement of individual living cells labeled with a suitable fluorescent probe.

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1.6.    “Governmental Authority” means any Israeli or foreign, federal, state, provincial or local governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

1.7.    “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by any Governmental Authority.

1.8.    “Intellectual Property” means all intellectual property in any jurisdiction, including:  (a) all good will, trade marks, service marks, brand names, trade dress, assumed names, business names, trade names and other indications of origin; (b) patents and patent rights; (c) trade secrets and other confidential or non-public Business Information, including ideas, formulas, compositions, inventor’s notes, discoveries and improvements, know-how, manufacturing and production processes and techniques, and research and development information (whether or not patentable), invention disclosures, unpatented blue prints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, and customer lists and information; (d) writings and other copyrightable works of authorship, including computer programs, databases and documentation therefore, mask works and all copyrights to any of the foregoing; (e) moral rights; (f) features of shape, configuration, pattern or ornament and design registrations or patents; (g) any similar intellectual property or proprietary rights; (h) registrations of, and applications to register, any of the foregoing with any Governmental Authority and any renewals or extensions thereof.

1.9.    “Know-how” shall mean all lab journals, trade secrets, know-how (including, without limitation, proprietary know-how and use and application know-how), formulas, product: designs, manufacturing, engineering and other drawings, computer databases and software, technology, other intangibles, technical information, safety information, engineering data and design and engineering specifications, research records, market surveys and all promotional literature, customer and supplier lists and similar data.

1.10.    “Liabilities” shall mean the following contingent liabilities of the Transferor:

(i)	all liabilities to Bar-Ilan University under the Agreements set forth in Exhibit 1.10;

(ii)	all liabilities to the Chief Scientist Office under programs no. 11560.

(iii)	all undertakings and liabilities of Transferor under written or oral agreements, contracts, commitments or other instruments or arrangements which are included in the Assets.

(iv)	All existing liabilities towards the Employees and towards any former employee of Transferor who has been involved in work pertaining mainly to the Business.

(v)
All liabilities of the Transferor arising out of or in connection with any claims, action, deposits, prepayments, refunds, causes of action or chases in action pending against Transferor in relation to the Business as of the Effective Date.

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1.11.  “Lien” shall mean any mortgage, deed or trust, pledge, hypothecation, security interest, encumbrance, restriction, claim, lien, lease or charge or third party right of any kind whatsoever or any proxies, voting trust and other voting agreements, or commitments of any kind.

1.12.  “Person” means any natural person, general or limited partnership, corporation, limited liability company, firm, association or other legal entity.

1.13.   “Software” means all computer software used, licensed or developed by or on behalf of the Transferor or used by Transferor in connection with the Business, including source code, object code, comments, user interfaces, menus, buttons and icons, and all files, data, manuals, design notes and other items and documentation related thereto or associated therewith.

1.14.   “Third Party Licenses” means licenses associated with or related to the Business and that are owned, used or held by the Transferor.

2.	BUSINESS TRANSFER

2.1.  Transfer of Business.  On the terms and subject to the conditions set forth in this Agreement, upon execution of this Agreement by both parties hereto, the Transferor shall be deemed to have conveyed, assigned, transferred and delivered to the Transferee, and the Transferee shall be deemed to have received from the Transferor, all of the Transferor’s rights, title and interest in and to the Assets, and the Liabilities, everything effective as of the Effective Date.

2.2.  Deliveries by the Transferor. Upon execution of this Agreement by both parties hereto, the Transferor shall deliver or cause to be delivered to the Transferee the following items, any of which may be waived at Transferee’s sole discretion:

2.2.1.  Minutes of the duly held meeting of the Shareholders and Board of Directors of Transferor approving the execution, delivery and performance of this Agreement by the Transferor;

2.2.2.  Such specific assignments, bills of sale, endorsements, deeds and other good and sufficient instruments of conveyance and transfer, in form and substance satisfactory to the Transferee and its counsel, as shall be effective to vest in the Transferee title to all the Assets being sold by the Transferor, including without limitation, assignment deeds with respect to any and all patents, registrable copyright, design, trade marks, service marks, and all the applications to register any of the foregoing; and

2.2.3.  Any other document or instrument reasonably required by the Transferee and its counsel.

2.3.  Transfer of Employees.  The employment agreements of certain employees agreed upon between Transferor and Transferee, shall be assigned by Transferor to Transferee, as of July 1, 2007 and subject to the consent of each such employee.  It is hereby specifically agreed that all obligations and undertakings of Transferor towards such employees shall be transferred to the

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Transferee which undertakes to abide by them and fulfill them to the fullest extent.  It is further agreed for the purpose of any right to which such employees are entitled and which is based upon an employee’s employment term with the employer, such term shall be calculated commencing upon such employees’ commencement of employment with Transferor.

3.	CONSIDERATION

In consideration for the Transfer of the Business from Transferor to Transferee as contemplated by this Agreement, Transferee shall, no later than the execution of this Agreement by both parties hereto, issue to the Transferor 15,500,000 (fifteen million five hundred thousand ) Ordinary Shares of Transferee, constituting, immediately after such issuance approximately 94% of the issued and outstanding share capital of the Transferee and representing a value of $4,650,000, based upon a valuation of the business of the Company of $4, 950,000.

4.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE TRANSFEROR

The Transferor hereby represents and warrants to the Transferee as of the execution of this Agreement as follows:

4.1.  Incorporation and Authority of the Transferor.  The Transferor is a company duly incorporated, and validly existing under the laws of the State of Israel and has all necessary corporate power and authority to enter into this Agreement, to own, lease and operate its properties and assets, including the Assets to conduct its business, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and all documents and instruments hereunder by the Transferor, the performance by the Transferor of its obligations hereunder and the consummation by the Transferor of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Transferor.

4.2.  No Conflict.  The execution, delivery and performance of this Agreement by the Transferor does not and will not (a) violate or conflict with the Articles of Association of the Transferor or other organizational documents of the Transferor; (b) conflict with or violate any Law or Governmental Order; (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to the Transferor is a party or to which any of properties of the Transferor are subject; or (d) result in the creation of any Lien on any assets held, leased, licensed, owned or used by the Transferor.

4.3.  Consents and Approvals.  The execution and delivery of this Agreement by the Transferor does not, and the performance of this Agreement by the Transferor will not require any consent, approval, authorization or other

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action by, or filing with or notification to, any Governmental Authority or any other Person, except as set forth in Exhibit 4.3.

4.4.  The Assets.

4.4.1.  Except as set forth in Exhibit 4.4.1, the Transferor holds good, marketable and unrestricted title to and has valid interests in all of the Assets free and clear of any and all Liens.

4.4.2.  The Assets include all assets, rights, properties, licenses and permits, contracts and other benefits that are relevant for, useful in or related to or necessary for the Business and are held by Transferor.

5.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Transferee hereby represents and warrants to the Transferee as of the execution of this Agreement as follows:

5.1.  Incorporation and Authority of the Transferee.  The Transferee is a company duly incorporated, and validly existing under the laws of the State of Israel and has all necessary corporate power and authority to enter into this Agreement, to own, lease and operate its properties and assets, including the Assets to conduct its business, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and all documents and instruments hereunder by the Transferee, the performance by the Transferee of its obligations hereunder and the consummation by the Transferee of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Transferee.

5.2.  No Conflict.  The execution, delivery and performance of this Agreement by the Transferee does not and will not (a) violate or conflict with the Articles of Association of the Transferee or other organizational documents of the Transferee; (b) conflict with or violate any Law or Governmental Order; (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to the Transferee is a party or to which any of properties of the Transferee are subject; or (d) result in the creation of any Lien on any assets held, leased, licensed, owned or used by the Transferee.

5.3.  Consents and Approvals.  The execution and delivery of this Agreement by the Transferor does not, and the performance of this Agreement by the Transferee will not require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority or any other Person.

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6.	GENERAL PROVISIONS

6.1.  Expenses.  Except as otherwise provided, each party shall bear its respective direct and indirect expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transaction contemplated hereby.

6.2.  Miscellaneous Tax Matters. The Transferor shall be solely responsible and liable to bear all taxes, duties and other mandatory payments with respect to this Agreement and the sale of the Assets hereunder. The Transferee shall be entitled to deduct at source any and all taxes as shall be due according to any applicable law, unless the Transferor provides written evidence from the relevant tax authorities stating otherwise.

6.3.  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by cable, by facsimile, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.3):

6.3.1.	if to the Transferor:

Medis El Ltd.
2 Yodfat St. Global Park
Lod 71291
Israel
Attn: VP Finance
Tel: +972-8-9188600
Fax: +972-8-9200024

6.3.2.	if to the Transferee:

Cell Kinetics Ltd.
2 Yodfat St. Global Park
Lod 71291
Israel
Attn: Chief Executive Officer
Tel +972-8-9188600
Fax ++972-8-9200024

or such other address with respect to a party as such party shall notify each other party in writing as above provided.

6.4.  Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.5.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the

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transactions contemplated hereby is not fundamentally changed.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

6.6.  Entire Agreement.  This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

6.7.  Amendment.  This Agreement may not be amended or modified except by an instrument in writing signed by the Transferee and the Transferor.

6.8.  No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.9.  Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Israel, without regard to the conflict of laws provisions thereof, and any dispute with respect to this Agreement or its execution, biding effect, performance or interpretation shall be adjudicated solely in the Courts of the District of Tel Aviv, Israel.

6.10.  Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

- signature page follows -

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IN WITNESS WHEREOF, the Transferor and the Transferee have caused this Agreement to be executed by their respective officers thereunto duly authorized, and effective as the Effective Date.

MEDIS EL LTD.		CELL KINETICS LTD.

By:	/s/ Israel Fisher	By:	/s/ Asaf Ben-Arye

Name:	Israel Fisher	Name:	Asaf Ben-Arye

Title:	Senior Vice President	Title:	President and CEO

Date:	July 26, 2007	Date:	July 26, 2007

By:		By:

Name:		Name:

Title:		Title:

Date:		Date:

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LIST OF EXHIBITS

Exhibit 1.1	—	The Assets
Exhibit 1.1A	—	Patents and Patent Applications
Exhibit 1.1B	—	Equipment
Exhibit 1.10	—	Bar-Ilan Agreements
Exhibit 4.3	—	Consents
Exhibit 4.4.1	—	Limitations of Transferor’s title to its assets

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EXHIBIT 1.1

ASSETS TO BE TRANSFERRED FROM

TRANSFEROR TO TRANSFEREE

1.	The patents and patent applications listed in Exhibit 1.1A and Intellectual Property owned by Transferor and related to the Business.

2.	Know-How and knowledge acquired during the development and clinical evaluation of the CellScan Technology, including, without limitation, Know How related to production of the Cell Carrier.

3.	Rights granted to Transferor with connection to the CellScan Technology, including, without limitation, all rights granted under the Agreements set forth in Exhibit 1.10.

4.	Tangible equipment according to the list in Exhibit 1.1B.

5.	Software related solely to the Business including, without limitation, Software related to Fluorescence and polarization imaging and data processing.

6.	The Loan Agreement dated March 29, 2007 between Transferor and Technion R&D Foundation Ltd.(“Technion”), according to which Transferor has loaned Technion a CellScan machine.

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EXHIBIT 1.1A

PATENTS AND PATENT APPLICATIONS

•	Provisional application number 60/780,064 - Analysis Device

•	US patent number 6495340 - Cell Carrier Grids (also submitted in Europe, Canada, China, Australia, South Korea and Japan)

•	European patent application 207172816 –An Optical Method For Testing Sensitivity of Cells (also submitted in Japan)

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EXHIBIT 1.1B

EQUIPMENT

Asset no.	Description	Purchase date

1058	HP DC5100 Work Station	08/01/06

1083	Disk on Key GB 1 USB	04/06/06

1084	Work Stand HP	14/06/06

1085	Screen 17” LCD E786 MAG	18/06/06

1090	Screen 19” LCD S976 MAG	01/07/06

1097	DELL NEW OPTIPLEX GX520 COMPUTER	13/08/06

1106	HP DC7600 COMPUTER	29/11/06

608	9200 MEDIMACHIN	27/03/02

1025	FLUKE CORPORATION#45	06/07/05

1027	FLUKE EUROPE BY#179	06/07/05

794	Printer Interface, Fax, Outer Network	05/09/02

821	Eppendorf Centrifuge	15/05/03

851	Computer System FXL 655	13/05/04

866	medicons 35um syr	22/08/04

867	Carrying Case for Can	31/08/04

632	Metal Closet	27/03/02

857	Century Lab Chair	20/06/04

847	Screen FLAT 17 ”786PF	14/03/04

870	Screen 17 flat MAG	01/09/04

972	Screen LCD MAG ”17	04/01/05

992	Screen MAG LCD 17	13/03/05

1091	Office Chairs	01/07/06

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1095	Round Wooden Conference Table	17/07/06

953	MAG Screen ”17	31/01/05

1040	Outer Shell CELL SCAN	04/09/05

1099	IDEAL 2503 Shredding Machine	01/08/06

1022	RAM Unit 512MB	12/07/05

1030	Screen 17”	31/07/05

1031	Laptop Computer	11/08/05

1041	Computer System HP+Screen	06/09/05

1041	Operating System	06/09/05

1041	Screen+HP Computer System	16/10/05

1042	One Year Software Update Service	15/09/05

1063	Quadro Graphics Card FX540	02/03/06

1072	Laptop Computer T60 IBM T2400	09/05/06

1073	DELL NEW OPTIPLEX GX620	24/05/06

1086	Laptop Computer HP NC6120	11/06/06

1100	Disk on Key GB 1 MICROSUN USB	08/08/06

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EXHIBIT 1.10

BAR-ILAN AGREEMENTS

•	License Agreement between Bar Ilan University and Israel Aircraft Industry dated October 17, 1991.

•	Addition to Original License Agreement between Bar Ilan University, Medis El Ltd., CDI Inc. and Israel Aircraft Industry dated August 5, 1992.

•	Amendment to License Agreement between Bar Ilan University, Medis El Ltd. and Israel Aircraft Industry dated August 8, 1992.

•	Assignment of License Agreement between Israel Aircraft Industry and Medis Israel Ltd. dated August 13, 1992.

•	Letter Agreement dated July 18, 1996 between Medis El Ltd. and bar-Ilan University.

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 EXHIBIT 4.3

CONSENTS

1.
Consent of the Technion R&D Foundation Ltd. for the assignment of the Loan Agreement dated March 29, 2007 between Transferor and Technion R&D Foundation Ltd., according to which Transferor has loaned Technion a CellScan machine

2.	Office of the Chief Scientist.

3.	Notice of assignment to be given to Bar-Ilan University.

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EXHIBIT 4.4.1

Assets with respect to which Transferor does not hold good, marketable and unrestricted title to and has valid interests in all of the Assets free and clear of any and all Liens.

a)	Agreements set forth in Exhibit 1.10.

b)	Limitations under OCS programs.